FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

1. Holding(s) in Company
2. Holding(s) in Company
3. Notice of Results




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

HBOS plc


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:
HSDL Nominees Limited - 33 shares
State Street Nominees Limited a/d 2GEH - 92,500 shares
State Street Nominees Limited a/d 2GDX - 107,500 shares
State Street Nominees Limited a/d 2GEG - 570,000 shares
State Street Nominees Limited a/d 2GDW - 690,000 shares
State Street Nominees Limited a/d 2GDS - 1,800,000 shares


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

Not disclosed


11. Date company informed

3 April 2006


12. Total holding following this notification

3,260,033 shares


13. Total percentage holding of issued class following this notification

3.04%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary


Date of notification

3 April 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

Phylon Fund Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entity holding these shares is:
Goldman Sachs Security Nominees Limited


5. Number of shares / amount of stock acquired

772,000 shares


6. Percentage of issued class

0.72%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

18 and 19 April 2006


11. Date company informed

19 April 2006


12. Total holding following this notification

3,922,000 shares


13. Total percentage holding of issued class following this notification

3.65%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary


Date of notification

20 April 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Notice of results

Cambridge, UK and Cambridge, Massachusetts - 28 April 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) will announce its results for the first quarter ended 31 March 2006 on Tuesday, 9 May.


The results announcement will be released at 7.00 am BST. A conference call for analysts will be held at 9.00 am BST. For details, please contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 16 May 2006 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is 47328347.


An audio webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 9 May 2007.


                                     -ends-

Enquiries:


Acambis plc

Lyndsay Wright, VP, Communications and Investor Relations:
Tel +44 (0) 1223 275 300


Financial Dynamics
Mo Noonan: Tel +44 (0) 20 7269 7116


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.




                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 02 May, 2006                          ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.